Exhibit 7

IN THE UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF GEORGIA

AARON’S INC., Plaintiff, v. VINTAGE CAPITAL, MANAGEMENT, LLC, KAHN CAPITAL MANAGEMENT, LLC, AND BRIAN R. KAHN Defendants.	) ) ) ) ) ) ) ) ) ) ) ) )	CIVIL ACTION NO. __________

COMPLAINT

Plaintiff Aaron’s, Inc. (“Aaron’s” or the “Company”) alleges as follows:

PRELIMINARY STATEMENT

Defendants Vintage Capital Management, LLC (“Vintage”), Kahn Capital Management, LLC (“Kahn Capital”) and Brian R. Kahn (“Mr. Kahn”) (collectively, “Defendants”) are trying to obtain control of Aaron’s through an illusory proposal to acquire the Company in a transaction that they cannot finance, and which they have not properly disclosed in order to garner support for the election of their slate of director candidates at the Company’s 2014 annual meeting. For example, Defendants have trumpeted to shareholders that they have put forth “a fully-financed transaction that has the full support of [their] lenders,” but have never disclosed the required information supporting that claim as required by Section 13(d) of the Exchange Act, 15 U.S.C. §§ 78m(d), and Regulation 13D. In addition to being required, disclosure of this information is particularly important since Vintage is a small private equity fund, whose financial wherewithal and limited partners, if they even exist, are not publicly disclosed. It is critical for Aaron’s shareholders and the market generally to know and understand the terms and conditions of Defendants’ debt financing and the sources and identities of their equity investors. Vintage falsely states that it “has made Aaron’s aware of the financing commitment,” but in fact, Vintage has never provided any evidence that it actually has committed financing—either publicly through the disclosure mandated by law or in private conversations with Aaron’s or its representatives.

Defendants have further violated the federal securities laws by soliciting Aaron’s shareholders for support for their dissident director slate based on an undisclosed plan that allegedly will be overseen and monitored by a former Company director, even as they fail to disclose, as required, the details of that supposed plan or that said former director is contractually barred from any future business affiliation or relationship with Aaron’s. By this action, Aaron’s seeks declaratory and injunctive relief against Defendants in an attempt to curb these violations of the federal securities laws.

NATURE OF THE ACTION

1.                 The federal securities laws are premised on the notion that filers will provide full, complete and truthful disclosures to shareholders so they will be in a position to make informed choices concerning their investment. The rules promulgated under Section 13(d) of the Exchange Act require the disclosure of any plans or proposals that the reporting persons may have that relate to or would result in, among other things: (i) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the issuer; (v) any material change in the issuer’s business or corporate structure; or (vi) any action similar to any of the foregoing.

2.                 Defendants are attempting to influence and obtain control of Aaron’s without complying with these rules and regulations. Defendants’ Schedule 13D filing and subsequent amendments omit important material information. For example, Defendants have not disclosed the nature, terms or any conditions to their purported equity and debt financing arrangements or commitments, or even the names of their supposed equity investors in connection with their plan to acquire control of Aaron’s as required by Items 3 and 6 of Schedule 13D. Defendants are using press releases to suggest to the market and Aaron’s shareholders that their offer is “bona fide” while simultaneously ignoring the federal disclosure requirements that require them to support any such claim. If Vintage has not secured sufficient equity and debt financing to acquire Aaron’s, Defendants cannot use press releases or SEC filings to mislead the market and Aaron’s shareholders into believing that their acquisition proposal is bona fide. Aaron’s shares are currently trading in the market and investors are making investment decisions based on disclosure regarding the Company’s future—including whether they believe there is a bona fide offer to acquire the Company on the table.

3.                 Defendants also have not disclosed any aspect of their plans for the Company as required under Item 4 of Schedule 13D. In an April 3, 2014 conversation with the Company’s financial advisors, Mr. Kahn referenced certain plans he has for the Company, which he said include plans to manage the Company differently. Item 4 of Schedule 13D requires the disclosure of plans or proposals that relate to or would result in, among other things, any change in the board of directors or management of the issuer or any material change in the issuer’s business or corporate structure.

4.                 Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder provide that “[n]o solicitation subject to this regulation shall be made by means . . . containing any statement which . . . is false or misleading . . . or which omits to state any material fact necessary in order to make the statements therein not false or misleading.” 17 C.F.R. § 240.14a-9. If Vintage had not secured committed equity and debt financing sufficient to acquire Aaron’s at the time the Defendants made statements that they had financing to support their acquisition proposal, then such statements were materially false and misleading in violation of Rules 14a-9 and 10b-5. Defendants have violated Section 14(a) and Rule 14a-9 by soliciting Aaron’s shareholders for support for their board nominees, while failing to disclose that one of their candidates, W. Kenneth Butler, Jr., is contractually prohibited from serving as a director of Aaron’s based on a separation agreement between with Aaron’s that precludes him from “inquir[ing], seek[ing], or accept[ing] employment, contract work, temporary work or any other business association” with the Company.

5.               The declaratory and injunctive relief sought in this action is necessary both to provide Aaron’s and Aaron’s stockholders with complete, accurate and truthful disclosures so that they can make informed decisions regarding Vintage’s financing, and evaluate Vintage’s plans for the Company. Aaron’s seeks declaratory and injunctive relief requiring Defendants to comply with the federal securities laws.

THE PARTIES

6.               Plaintiff Aaron’s is a NYSE-listed, publicly traded company incorporated under the laws of Georgia with its principal place of business at 309 East Paces Ferry Road, NE, Atlanta, Georgia 30305. Aaron’s is a lease-to-own retailer specializing in the sales and lease ownership of residential furniture, consumer electronics, home appliances and accessories.

7.               Defendant Vintage is a Delaware limited liability company, which serves as an investment adviser to investment funds and managed accounts.

8.               Defendant Kahn Capital is a Delaware limited liability company, which serves as a member and majority owner of Vintage.

9.               Defendant Kahn is an individual who serves as the manager and a member of Vintage, and the manager and sole member of Kahn Capital.

10.            The principal place of business for Vintage, Kahn Capital, and Kahn is 4705 S. Apopka Vineland Road, Suite 210, Orlando, Florida 32819.

JURISDICTION AND VENUE

11.            This action arises under Sections 10(b), 13(d), 14(a) and 20(a) of the Exchange Act, 15 U.S.C. §§ 78j(b), 78m(d), 78n(a), 78t(a) and the rules and regulations promulgated thereunder by the SEC.

12.            Jurisdiction over the subject of this matter is based on 28 U.S.C. §§ 1331 and 1367 and Section 27 of the Exchange Act, 15 U.S.C. § 78aa.

13.            Venue in this District is proper pursuant to Section 27 of the Exchange Act, 15 U.S.C. § 78aa, and because a substantial part of the events giving rise to this action occurred, are occurring, and unless enjoined, will continue to occur in this District.

14.            Declaratory relief is appropriate pursuant to 28 U.S.C. § 2201 because there is an actual controversy between the parties regarding Defendants’ violations of and/or non-compliance with Section 10(b) and its corresponding Rule 10b-5, Section 13(d) of the Exchange Act and its corresponding Regulation 13D-G, and Section 14(a) of the Exchange Act and its corresponding Rule 14a-9.

FACTUAL ALLEGATIONS

15.            On February 7, 2014, Vintage sent an unsolicited letter to the members of Aaron’s board of directors (the “Board”) in which Vintage proposed to acquire 100% of Aaron’s common stock in an all-cash transaction. See Exhibit 1.

16.            On that same day, Defendants filed a Schedule 13D with the SEC disclosing for the first time that Vintage and its affiliates had acquired 9.5% of the outstanding shares of Aaron’s common stock. See Exhibit 2.

17.            On February 28, 2014, Defendants filed Amendment No. 1 to their Schedule 13D, attaching another letter to the Board. The letter states that Vintage had not received any response to its proposal and that it was “uniquely positioned to acquire Aaron’s on an accelerated basis” and that it was “proposing a fully-financed transaction that has the full support of our lenders” without providing any information about that alleged financing. See Exhibit 3. In violation of Item 3 and Item 6 of Schedule 13D, Defendants’ Schedule 13D and Amendment No. 1 thereto failed to contain any disclosure regarding the nature, terms or conditions of Vintage’s financing and/or the identity of the particular lenders and equity investors that supposedly “support” Vintage’s efforts to acquire Aaron’s in the proposed transaction or provide the necessary financing for such a transaction.

18.            In the February 28, 2014 letter, Defendants also state that they “are ready and willing to share with [Aaron’s] the details of how [their] proposal will deliver immediate and certain value to Aaron’s stockholders.” However, in violation of Item 4 of Schedule 13D, Defendants’ SEC filings do not contain any disclosure regarding the substantive aspects of Defendants’ plans for the Company.

19.            On March 7, 2014, Defendants filed Amendment No. 2 to their Schedule 13D and issued a press release nominating five candidates to serve as members of the Board. In that release, Kahn criticized management and the Board and attempted to “offer shareholders a way to clearly express their dissatisfaction with the changes” current management has made. See Exhibit 4. However, in violation of Rule 14a-9, Defendants failed to disclose that at least one of their candidates is contractually prohibited from “inquir[ing], seek[ing], or accept[ing] employment, contract work, temporary work or any other business association” with Aaron’s. See Exhibit 5.

20.            On March 14, 2014, Defendants filed Amendment No. 3 to their Schedule 13D, attaching another letter, this one addressed to the independent members of the Board. The letter states that the Board members’ “priority as independent directors must be to either bring in a new management team to stabilize and improve the business or sell the company to someone who is better able to run it.” See Exhibit 6. However, in violation of Item 4 of Schedule 13D, Defendants’ SEC filings do not contain any disclosure regarding the substantive aspects of their plan for the Company.

21.            Kahn is further quoted in an April 2, 2014, MergerMarket article as saying that he has “a financing commitment in place” and that he is “not planning to team up with another private equity firm or other investors to acquire” Aaron’s. See Exhibit 7. In violation of Item 3 and Item 6 of Schedule 13D, Defendants’ SEC filings do not contain any disclosure regarding the details of Vintage’s supposed “financing commitment,” and in violation of Item 7 of Schedule 13D, Defendants did not attach any agreements or understandings related to such “financing commitment.”

22.            In an April 3, 2014 telephone conversation between Kahn and representatives of Goldman Sachs and The Blackstone Group (Aaron’s financial advisors), Kahn stated that Vintage has a commitment letter from Jefferies LLC and that the equity component of Defendants’ financing is being provided by unnamed limited partners who have supposedly committed to invest in a special purpose vehicle. Any contracts or agreements with Jefferies LLC with respect to this engagement, including any financing papers and any engagement letter that may have been entered into, must be disclosed under Item 6 of Schedule 13D and attached as exhibits pursuant to Item 7 of Schedule 13D. Additionally, in the same April 3 telephone conversation with Aaron’s financial advisors, Kahn noted that Vintage has developed a plan for Aaron’s, which includes plans for managing Aaron’s differently. However, in violation of Item 4 of Schedule 13D, Defendants’ SEC filings do not contain the required disclosure regarding the substantive aspects of their plan for the Company.

23.            Despite Kahn’s numerous public and private statements that he has a financing commitment in place, neither Defendants’ Schedule 13D filed on February 7, 2014, nor any of the amendments thereto (filed on February 28, 2014, March 7, 2014, March 14, 2014 and March 28, 2014) disclose any relevant information regarding this financing, the sources for the various components of the financing, or any agreements, arrangements or commitments relating thereto, all in contravention of Item 3 and Item 6 of Schedule 13D.

THE FALSE AND MISLEADING SCHEDULE 13D

24.            Section 13(d) of the Exchange Act was enacted as part of the Williams Act of 1968, which amended the Exchange Act “to provide for full disclosure in connection with cash tender offers and other techniques for accumulating large blocks of equity securities of publicly held companies.” Section 13(d), in particular, was designed “to alert the marketplace to every large, rapid aggregation or accumulation of securities, regardless of technique employed, which might represent a potential shift in corporate control.”

25.            More specifically, Section 13(d) of the Exchange Act, and the rules and regulations promulgated by the SEC thereunder, require Defendants, and each of them, to provide complete, accurate and timely disclosure of their purposes, plans and intentions with respect to their acquisition of Aaron’s shares of common stock and to provide full, complete and truthful information critical to shareholders so shareholders can make informed investment decisions about the future direction of the Company. The rules and regulations further require that the reporting persons disclose “such further material information” as is necessary to make the other information provided in their disclosure not misleading.

26.            Section 13(d) of the Exchange Act mandates that “any person” who becomes “directly or indirectly the beneficial owner of more than 5 percent” of a class of securities of an issuing corporation, within 10 days after such acquisition, file a statement setting forth certain information with the SEC and send the statement to the issuer.

27.            As alleged herein, Defendants, and each of them, violated Section 13(d) of the Exchange Act and the rules promulgated thereunder by failing to fully, truthfully and accurately disclose required information regarding:

(i)	the details of the nature, terms or any conditions of their supposed equity and debt financing arrangements, in contravention of Item 3 of Schedule 13D;
(ii)	W. Kenneth Butler, Jr.’s contractual prohibition from serving as a member of the Board, in contravention of Item 4 of Schedule 13D;

(iii)	their plans for the Company, in contravention of Item 4 of Schedule 13D;
(iv)	the details of their relationship with their investment banker, Jefferies LLC, in contravention of Items 3 and 6 of Schedule 13D;
(v)	the agreement between Defendants and Jefferies LLC regarding their purported equity and debt financing, in contravention of Items 3 and 6 of Schedule 13D; and
(vi)	arrangement or arrangements with limited partners of Vintage or other investors who purportedly are providing equity financing for the transaction, in contravention of Items 3 and 6 of Schedule 13D.

THE FALSE AND MISLEADING SOLICITATION

28.            Section 14(a), and the rules and regulations promulgated by the SEC thereunder, also apply to Defendants’ public statements. As Defendants concede in their SEC filings, Defendants’ statements constitute a “solicitation” under Rule 14a-1.

29.            Rule 14a-9 provides that “[n]o solicitation subject to this regulation shall be made by any means . . . which omits to state any material fact necessary in order to make the statements not false or misleading.”

30.            In disseminating the false and misleading communications described herein, Defendants made untrue statements of material facts and omitted to state material facts necessary to make the statements that were made therein not misleading in violation of Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder.

31.            Defendants have publicly announced that they will submit five candidates for election to the Board at the 2014 annual meeting of shareholders and therefore are subject to the SEC’s proxy rules. One of those candidates is W. Kenneth Butler, Jr. Mr. Butler, however, by virtue of a separation agreement entered into with Aaron’s on May 1, 2013, is precluded from seeking or accepting any “employment, contract work, temporary work, or any other business association” with the Company. See Exhibit 5. Defendants, in their communication with shareholders, omitted this material fact. In addition, if the Defendants do not have fully committed financing to support their acquisition proposal, then Defendants have intentionally misled the shareholders and the investing public and have violated Rules 10b-5 and 14a-9.

32.            A reasonable shareholder would consider these false and misleading statements and omissions to be important in deciding how to vote on the subject issues, and reasonable investors would consider such omissions important in deciding whether to invest in or sell Aaron’s securities. The omissions and misstatements significantly alter the “total mix” of information made available to Aaron’s shareholders.

COUNT I

(Violation of Section 13(d) of the Exchange Act by All Defendants)

33.            Aaron’s repeats and realleges the allegations of Paragraphs 1-32 as if set forth fully herein.

34.            The omissions and misrepresentations in Defendants’ Schedule 13D, including the amendments thereto, concern information that is material to Aaron’s shareholders and to the investing public.

35.            By reason of the foregoing, Defendants have violated Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder.

36.            Aaron’s has no adequate remedy at law, and the investing public will be irreparably harmed in the absence of the declaratory and equitable relief as prayed for herein. Injunctive relief also is appropriate to deter Defendants from continuing their misconduct.

COUNT II

(Violation of Section 14(a) of the Exchange Act by All Defendants)

37.            Aaron’s repeats and realleges the allegations of Paragraphs 1-36 as if set forth fully herein.

38.            A reasonable shareholder would consider the false and misleading statements and omissions described above as important in deciding how to potentially vote on the subject issues. The omissions and misstatements significantly alter the “total mix” of information available to Aaron’s shareholders.

39.            By reason of the foregoing, Defendants have violated Section 14(a) of the Exchange Act and Rule 14a-9(a) promulgated thereunder.

40.            Aaron’s has no adequate remedy at law and the investing public will be irreparably harmed in the absence of the declaratory and equitable relief as prayed for herein. Injunctive relief also is appropriate to deter Defendants from continuing their misconduct.

COUNT III

(Violation of Section 10(b) of the Exchange Act by all Defendants)

41.            Aaron’s repeats and realleges the allegations of Paragraphs 1-40 as if fully set forth herein.

42.            A reasonable investor would consider the false and misleading statements and omissions described above as important in deciding whether to invest in or sell Aaron’s securities. The omissions and misstatements significantly alter the “total mix” of information made available to Aaron’s shareholders.

43.            By reason of the foregoing, Defendants have violated Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder.

44.            Aaron’s has no adequate remedy at law and the investing public will be irreparably harmed in the absence of the declaratory and equitable relief as prayed for herein. Injunctive relief also is appropriate to deter Defendants from continuing their misconduct.

COUNT IV

(Violation of Section 20(a) of the Exchange Act by Kahn Capital Management and Brian R. Kahn)

45.            Aaron’s repeats and realleges the allegations of Paragraphs 1-44 as if fully set forth herein.

46.            Defendants Kahn Capital and Kahn possess the power to direct or cause the direction of the management, and did in fact direct or cause the direction or management, of Vintage, including Defendant Vintage’s actions and omissions in violation of Sections 10(b), 13(d) and 14(a) of the Exchange Act and the rules and regulations promulgated thereunder.

47.            Defendants Kahn Capital and Kahn are controlling persons within the meaning of Section 20(a) of the Exchange Act and are liable for the violations of Sections 10(b), 13(d) and 14(a) of the Exchange Act as set forth above.

PRAYER FOR RELIEF

WHEREFORE, Aaron’s respectfully requests that this Court enter an order:

(a)              Adjudging and declaring that Defendants have violated Sections 10(b), 13(d), 14(a) and 20(a) of the Exchange Act and the rules and regulations promulgated by the SEC thereunder due to their failure to file timely, accurate and complete disclosures in violation of the Exchange Act;

(b)             Directing that Defendants file truthful and accurate Schedule 13D and Schedule 14A disclosures, in compliance with the applicable rules and regulations, forthwith;

(c)              Preliminarily and permanently enjoining Defendants, their servants, employees, agents and attorneys, and all persons acting for them or on their behalf or in concert or participation with them, from directly or indirectly: (i) violating Sections 10(b), 13(d) and/or 14(a) of the Exchange Act and the rules and regulations promulgated thereunder; and (ii) engaging in any further activities with respect to their shares of Aaron’s common stock until they have made adequate corrective disclosures as required by the Exchange Act;

(d)             Enjoining Defendants from voting any proxies received prior to such time as the Court ascertains that Defendants have filed accurate and compliant Schedule 13D and Schedule 14A disclosures;

(e)             Ordering expedited discovery with respect to the claims alleged herein;

(f)             Awarding Aaron’s its costs and disbursements, including reasonable attorneys’ fees, incurred in the prosecution of this action; and

(g)             Granting Aaron’s such other and further relief as the Court deems just and equitable in the circumstances.

This 14th day of April, 2014.

/s/ Brandon R. Williams

John L. Latham

Georgia Bar No. 438675

Brandon R. Williams

Georgia Bar No. 760888

Elizabeth Gingold Greenman

Georgia Bar No. 917979

ALSTON & BIRD LLP

One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309-3424

Tel: (404) 881-7000

Fax: (404) 881-7777

Charles W. Cox

(Pro Hac Vice To Be Applied For)

ALSTON & BIRD LLP

333 South Hope Street, 16th Floor

Los Angeles, CA 90071

Tel: (2124) 922-3443

Attorneys for Aaron’s Inc.

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